UNITED STATES
sECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[  ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

Commission file number: 001-13545

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

1800 Wazee Street, Suite 500

Denver, CO 80202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

Table of Contents

Page

Report of Independent Registered Public Accounting Firm, BDO USA, LLP	1
Report of Independent Registered Public Accounting Firm, ACM LLP	2
Statements of Net Assets Available for Benefits – December 31, 2020 and 2019	3
Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2020 and 2019	4
Notes to Financial Statements	5
Supplemental Schedule – Schedule 1: Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2020	10
Signature
Exhibits: Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, BDO USA, LLP Exhibit 23.2 Consent of Independent Registered Public Accounting Firm, ACM LLP

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Prologis 401(k) Savings Plan

Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Prologis 401(k) Savings Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2021.

Denver, CO

June 11, 2021

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Prologis 401(k) Savings Plan

Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Prologis 401(k) Savings Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ACM LLP

We served as the Plan’s auditor from 2018 to 2021.

Denver, CO

June 5, 2020

PROLOGIS
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2020	2019
Assets

Cash	$927	$37
Cash receivable due to investments in transit, at fair value	-	62,461

Investments, at fair value	301,227	145,860

Notes receivable from participants	1,232	1,530
Contribution receivable from employer	-	449
Contribution receivable from participants	-	228

Net assets available for benefits	$303,386	$210,565

See accompanying notes to financial statements

PROLOGIS
401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2020	2019
Additions:
Contributions:
Employer, net of forfeitures	$5,427	$3,210
Participants	11,585	8,999
Rollover	3,304	988
Total contributions	20,316	13,197
Net investment income:
Net appreciation in fair value of investments	36,121	38,908
Dividends, interest and other income	6,328	4,037
Total net investment income	42,449	42,945

Interest on notes receivable from participants	79	83
Total additions	62,844	56,225

Deductions:
Benefits paid to participants	25,738	16,099
Administrative expenses	89	197
Total deductions	25,827	16,296
Net increase during the year, before transfer	37,017	39,929

Assets transferred in due to Liberty Plan merger	55,804	-

Net assets available for benefits:
Beginning of year	210,565	170,636
End of year	$303,386	$210,565

See accompanying notes to financial statements

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements

NOTE 1.  DESCRIPTION OF THE PLAN

The following description of the Prologis 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Prologis, Inc. and subsidiaries (“Prologis” or the “Company”). The terms of the Plan in 2020 and 2019 are substantially the same unless noted otherwise. The Plan covers all eligible U.S. employees of Prologis. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective January 1, 2020, the Plan elected a new trustee and recordkeeper, Fidelity Management Trust Company. The Plan trustee and record keeper was Wells Fargo Bank, N.A in 2019.

Acquisition and Plan Merger

Effective February 4, 2020, Prologis acquired Liberty Property Trust and Liberty Property Limited Partnership (collectively “Liberty”). Liberty was the plan sponsor of the Liberty Property Trust 401(k) Retirement Savings Plan (“Liberty Plan”). Effective February 4, 2020, the Liberty Plan was amended to freeze contributions and to fully vest all participants accounts held in the Liberty Plan. Prologis approved the merger of the Liberty Plan into the Plan and on July 2, 2020, all Liberty Plan assets of approximately $56 million were liquidated and/or transferred in-kind to the Plan. There was a blackout period from June 26, 2020 to July 13, 2020, where all participants could not take distributions or make investment elections.

Contributions

Participants are automatically enrolled in the Plan to contribute 3% of eligible compensation when they are hired. Participants have 30 days to decline automatic enrollment. Once enrolled, participants may change their contribution percentage at any time. Participants may contribute on a pre-tax or after-tax basis, up to 75% of their eligible annual compensation, as defined in the Plan, not to exceed $19,500 ($26,000 if age 50 or older) and $19,000 ($25,000 if age 50 or older) in 2020 and 2019, respectively. Participants may also contribute amounts representing rollovers from other qualified plans or retirement accounts. The Company matched 50% of participants’ contributions up to a maximum of 12% and 6% of eligible compensation in 2020 and 2019, respectively. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2020 or 2019.

Participant Accounts

Each participant’s account is credited or charged with the participant contributions, rollover contributions, Company contributions and an allocation of the Plan income or losses, forfeitures and Plan expenses. Income (losses) of the Plan is allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions and any income or loss thereon, are 100% vested at the completion of one year of service and do not partially vest prior to the completion of one year of service. A participant’s account becomes 100% vested upon death, attaining normal retirement age (65 as defined by the Internal Revenue Service (“IRS”)), termination while disabled (as defined by the Plan) or if the Plan is terminated.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange Prologis’ common stock for other investment options in accordance with Prologis’ insider trading policy.

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

When deposited, the Company contributions are allocated to investment options based on the participants’ investment elections.

Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump‑sum payment, partial withdrawal or installments equal to 100% of their accrued benefit upon attainment of age 59½, termination of employment, or upon death or disability. A participant who has terminated employment may defer benefit payments until reaching age 70½ or may request a rollover from the Plan to another eligible retirement plan. If no request is made and a participant’s vested account balance is greater than $1,000 but less than $5,000, the Plan will automatically roll the distribution over to an individual retirement account. If the participant’s account balance is less than $1,000, it will be distributed in a lump-sum cash payment. The accrued benefit includes the sum of the value of participants’ contributions, allocation of income (losses) and vested Company contributions.

Forfeited Accounts

If a participant was not 100% vested and received a distribution, the Company contribution dollars left in the Plan are called forfeitures. At December 31, 2020 and 2019, forfeitures remaining to be used were approximately $154,000 and $17,000, respectively. Forfeiture allocations are utilized to reduce future Company contributions or pay administrative expenses of the Plan.

Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested account balance. Principal and interest is paid ratably through regular payroll deductions. Interest rates on participant’s loans ranged from 4.25% to 6.50% at December 31, 2020. In 2020 and 2019, the maximum term of a loan was 5 years for a general-purpose loan and up to 10 years for the purchase of a principal residence. At December 31, 2020, these loans had expected maturities ranging through 2030.

Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. In March 2020, the federal government passed the Coronavirus (“COVID-19”) Aid, Relief and Economic Security (“CARES”) Act. We adopted the provisions to allow participants to take COVID-19 eligible withdrawals under the CARES Act up to $100,000 without penalty and the Plan granted several participant requests in 2020. The Plan will be amended to incorporate these provisions when required.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

Cash Receivable due to Investments in Transit, at Fair Value

At December 31, 2019, there was an approximate $62 million cash receivable due to investments in transit, at fair value, resulting from the liquidation of five mutual funds to cash to be reinvested in similar mutual funds with Fidelity Management Trust Company after December 31, 2019. These five mutual funds were the Vanguard Institutional Index, Vanguard Mid-Cap Index, Vanguard Intermediate Term Bond Index, Vanguard Total International Stock Index and Vanguard Short-Term Bond Index.

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as reported to the Plan by the trustee. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Plan’s money market fund carrying amount is representative of its fair value due to the nature of the investment.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable from Participants in the Statements of Net Assets Available for Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

Contribution Receivable from Employer

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. The Company provides a true-up matching contribution after the end of the Plan year to all employees who did not receive their full eligible match during the Plan year. The Company may elect to utilize forfeitures in their true-up matching contribution, therefore the receivable is presented net of the forfeitures utilized. These employer matching contributions were deferred at December 31, 2019, and were paid to the Plan in 2020. The Plan has included these deferred contributions as Contribution Receivable from Employer in the Statements of Net Assets Available for Benefits.

Contribution Receivable from Participants

Participants’ contributions are recorded in the period in which they are withheld by the Company. Certain employee contributions were deferred at December 31, 2019, and were paid to the Plan in 2020, respectively. The Plan has included these deferred contributions as Contributions Receivable from Participants in the Statements of Net Assets Available for Benefits.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. Such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses incurred by the Plan in 2020 and 2019 were approximately $89,000 and $197,000, respectively.

Certain other administrative expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

a.	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

c.	Level 3 — Unobservable inputs for the asset or liability.

For the years ended December 31, 2020 and 2019, all Plan investments were measured using Level 1 inputs. There were no transfers in or out of Levels 1, 2, or 3 during 2020 or 2019. The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds, equity securities and self-directed investments, are shown in the table below at December 31 (in thousands):

	2020	2019
Mutual funds	$280,375	$129,947
Prologis, Inc. common stock	16,285	13,183
Self-directed brokerage account	4,567	2,730
Total investments, at fair value	$301,227	$145,860

NOTE 3.  PLAN TERMINATION

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

NOTE 4. TAX STATUS

The Plan adopted a volume submitter plan that received an advisory letter from the IRS dated March 31, 2014, stating that the written form of the underlying prototype plan document is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan, as amended, is being operated and administered in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt at December 31, 2020 and 2019.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2020 and 2019, there were no uncertain positions taken that would require recognition of an asset or liability or disclosure in the financial statements.

NOTE 5.  PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments represented shares of common stock of Prologis and self-directed brokerage accounts as of December 31, 2020 and 2019, respectively, that qualified as party‑in‑interest transactions. In 2020, there were approximately $3,600,000 and $1,200,000 of shares of Prologis common stock purchased and sold, respectively. Included in the shares of Prologis common stock purchased in 2020, was $2,500,000 of Liberty Property Trust common stock converted to Prologis, Inc. common stock as a result of the acquisition as further described in Note 1.

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

In 2019, there were approximately $1,000,000 of shares of Prologis common stock both purchased and sold. As discussed in Note 1, Fidelity Management Trust Company and Wells Fargo, N.A. were the trustees in 2020 and 2019, respectively, as defined by the Plan, and also serve as the record keeper to maintain the individual accounts of each Plan participant. In addition, the Plan invests in various funds managed by Fidelity Management Trust Company, certain fees were paid to Fidelity Management Trust Company and Wells Fargo, N.A. and the Plan provides for loans to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 6.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events and interest rate, credit and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities; including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

The Plan has a concentration of investments in Prologis common stock. A change in the value of Prologis common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration.

In addition, as a result of funds being selected by participants, certain other funds may individually represent a concentration of greater than 10% of the Plan’s Investments, at Fair Value in the Statements of Net Assets Available for Benefits. Although these individual funds maintain a level of diversification by investing in multiple equity, debt or other instruments, there may be a concentration of risk because the funds are invested at the direction of a single fund manager. At December 31, 2020, the Fidelity 500 Index fund within the investments represented more than 10% of the Plan’s Investments, at Fair Value.

Risks related to the COVID-19 Environment

COVID-19 continued to spread globally in 2020 and was categorized as a global pandemic. Given the dynamic nature of COVID-19 and the volatility in the U.S. financial markets, it is difficult to predict the future impact to the values of our Plan’s investments.

PROLOGIS	Schedule 1

401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Dollars in thousands)
December 31, 2020

Identity of party involved / Description of investment	Current Value

Prologis common stock - approximately 163,000 shares*	$16,285

Mutual funds:
Fidelity 500 Index*	40,302
Vanguard Growth Index	24,062
Fidelity Mid Cap Index*	21,605
Vanguard Treasury Money Market	20,532
Vanguard Balanced Index	16,430
Vanguard Sm-Cap Growth Index	16,083
American Funds Washington Mutual	15,836
American Funds Growth Fund of America	15,228
Vanguard Target Retirement 2035	14,755
Vanguard Target Retirement 2045	14,285
Fidelity U.S. Bond Index*	11,993
Vanguard Target Retirement 2025	9,406
Artisan International	9,206
Fidelity Total International Index*	7,981
Vanguard Target Retirement 2050	6,791
Vanguard Target Retirement 2040	5,596
Vanguard Target Retirement 2055	5,216
Vanguard Target Retirement 2030	4,344
Invesco Global Real Estate	3,349
Metropolitan West High Yield Bond	3,137
Vanguard Target Retirement 2020	2,910
American Beacon Small Cap Value	2,521
Fidelity Short-Term Bond*	2,244
Vanguard Target Retirement 2015	2,065
Vanguard Target Retirement 2060	1,725
PIMCO Real Return	1,379
Vanguard Target Retirement Income	1,178
Vanguard Total International Bond Index	113
Vanguard Target Retirement 2065	103
Total mutual funds	280,375

Self-directed brokerage invested account*	4,567
Cash - self-directed brokerage liquid account*	927
Notes receivable from participants, 4.25% to 6.50%, maturing through December 2030*	1,232
Total assets (held at end of year)	$303,386
* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

LAME!

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm, BDO USA, LLP
23.2	Consent of Independent Registered Public Accounting Firm, ACM LLP

LAME!

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 11, 2021	By:	/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer, Prologis, Inc.